UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15046006

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-48416

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Philadelphia Financial Distribution Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1650 Market Street, 54th Floor
(No. and Street)

Philadelphia	Pennsylvania	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd R. Miller — 484-530-4837
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1601 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2015
REGISTRATIONS BRANCH
04

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd R. Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Philadelphia Financial Distribution Company, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President, Controller, Chief Financial Officer and Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- n/a ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- n/a ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- n/a ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- n/a ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- n/a ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- n/a ☐ (m) A copy of the SIPC Supplemental Report.
- n/a ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PHILADELPHIA FINANCIAL DISTRIBUTION COMPANY

Financial Statements

December 31, 2014

(With Independent Registered Public Accounting Firm Report Thereon)

PHILADELPHIA FINANCIAL DISTRIBUTION COMPANY

Table of Contents

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Board of Directors
Philadelphia Financial Distribution Company:

We have audited the accompanying statements of financial condition of Philadelphia Financial Distribution Company as of December 31, 2014, and the related statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Philadelphia Financial Distribution Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I,II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Philadelphia, PA
February 27, 2014

PHILADELPHIA FINANCIAL DISTRIBUTION COMPANY

Statement of Financial Condition

December 31, 2014

Assets

Cash	$	97,008
Prepaid expenses		27,646
Deferred income tax assets		10,797
Total assets	$	135,451

Liabilities and Shareholder's Equity

Liabilities:		
Accounts payable	$	12,500
Total liabilities		12,500
Shareholder's equity:		
Common stock, $25 par value; 1,000 shares authorized, issued, and outstanding		25,000
Additional paid-in capital		160,970
Accumulated deficit		(63,019)
Total shareholder's equity		122,951
Total liabilities and shareholder's equity	$	135,451

See accompanying notes to financial statements.

PHILADELPHIA FINANCIAL DISTRIBUTION COMPANY

Statement of Operations

Year ended December 31, 2014

Revenues:		
Concessions on variable insurance products	$	2,809,894
Administrative fee income		481,320
Total revenues		3,291,214
Expenses (note 2):		
Commissions on variable insurance products		2,809,894
General operating expenses		491,048
Total expenses		3,300,942
Loss from operations before income taxes		(9,728)
Federal income tax benefit		10,797
Net income	$	1,069

See accompanying notes to financial statements.

PHILADELPHIA FINANCIAL DISTRIBUTION COMPANY

Statement of Shareholder's Equity

Year ended December 31, 2014

		Common stock	Additional paid-in capital	Accumulated deficit	Total shareholder's equity
Balance at December 31, 2013	$	25,000	150,770	(64,088)	111,682
Net income		—	—	1,069	1,069
Capital contribution from parent		—	10,200	—	10,200
Balance at December 31, 2014	$	25,000	160,970	(63,019)	122,951

See accompanying notes to financial statements.

PHILADELPHIA FINANCIAL DISTRIBUTION COMPANY

Statement of Cash Flows

Year ended December 31, 2013

Cash flows from operating activities:		
Net income	$	1,069
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in deferred income tax assets		(10,797)
Decrease in prepaid expenses		5,118
Increase in accounts payable		12,500
Net cash provided by operating activities		7,890
Cash flows from financing activities		
Capital contribution from parent		10,200
Net cash provided by financing activities		10,200
Increase in cash		18,090
Cash:		
Beginning of year		78,918
End of year	$	97,008

See accompanying notes to financial statements.

(1) Nature of Business and Summary of Significant Accounting Policies

(a) Description of Business

Philadelphia Financial Distribution Company (PFDC or the Company) is a Delaware company organized on January 26, 1995 and licensed as a securities broker/dealer on January 18, 1996. PFDC is a wholly owned subsidiary of Philadelphia Financial Group, Inc. (PFG), which, through subsidiary companies, is engaged principally in the sale and administration of insurance products.

The Company serves as the principal underwriter for variable life insurance policies and variable annuity contracts issued by Philadelphia Financial Life Assurance Company (PFLAC), an affiliate. Effective July 13, 2012, the Company serves in the same capacity for certain variable life insurance policies and variable annuity contracts for Hartford Life Insurance Company and Hartford Life and Annuity Insurance Company (Hartford). These particular policies and contracts issued by Hartford are administered by Philadelphia Financial Administration Services Company, LLC (PFAS), an affiliate of the Company.

All revenues of the Company are earned from PFLAC and PFAS in the form of concession income and administrative fees. For operational purposes, PFLAC pays the commissions on behalf of the Company. As a consequence, the concession income and corresponding commission expenses are presented on a gross basis in the statement of operations.

The Company provides certain administrative services to PFLAC and PFAS, for which it receives an administrative fee. The Company reimburses PFLAC and PFAS at cost for services and facilities provided to the Company for conduct of its operations.

The Company does not hold customer accounts.

(b) Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The single-year presentation is in accordance with Securities and Exchange Commission (SEC) Rule 17a-5.

(c) Cash

Cash consists of short-term deposits placed with a financial institution.

(d) Income Taxes

The Company files a consolidated tax return with PFG and another affiliate.

The Company and PFG are parties to a tax-sharing agreement. Pursuant to the terms of the agreement, the Company will be reimbursed for net operating losses generated by the Company and utilized in the consolidated federal tax return. The Company generated a net operating loss of $30,000 in 2000. A deferred tax asset of $10,200 resulting from this net loss incurred had been established. The net operating loss was utilized by PFG in the 2013 consolidated federal tax return. Accordingly, PFG compensated the Company for use of this net operating loss by making a cash capital contribution of $10,200 subsequent to filing the 2013 consolidated federal return in 2014.

In years prior to 2008, the deferred tax asset was supported by available prudent and feasible tax planning strategies. Due to circumstances arising in 2008, management had concluded that those available strategies were no longer prudent and established a valuation allowance in the amount of $10,200. During 2012 and 2013, the Company generated taxable income resulting in a current income tax liability in each year. The net operating loss carryforward was utilized to reduce each liability to zero and the valuation allowance was reduced accordingly. During 2014, management made a determination that the remaining valuation allowance of $7,392 was no longer necessary due to anticipated future profitability of the Company. As a result, the valuation allowance was reversed. If unused, the remaining net operating loss will expire in 2020.

As required, the Company assesses the need to recognize a liability related to uncertain tax positions. As of December 31, 2014, the Company has not identified any significant uncertain tax positions. If interest or penalty is determined to be necessary, these amounts would be recognized with the income tax provision.

(e) Revenue Recognition

Variable product concession income and administrative fees are recorded when earned.

(f) Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Intercompany Transactions

Effective July 1, 2012, the Company entered into an operational agreement with PFLAC and PFAS. Under the terms of the agreement, the Company agreed to reimburse PFLAC and PFAS at cost for services and facilities provided by PFLAC and PFAS to the Company. Additionally, the Company will reimburse PFLAC and PFAS for any direct expenses incurred by the Company but paid by PFLAC and PFAS. Under the terms of the agreement, PFLAC and PFAS will pay an administrative fee to the Company as compensation for services provided by the Company to PFLAC and PFAS. The agreement has been amended annually for changes in costs of services and facilities provided as well as administrative fees charged. During 2014, the Company reimbursed PFLAC and PFAS for services and facilities costs of $212,700 and $164,100, respectively. During 2014, the Company received administrative fees from PFLAC and PFAS of $276,120 and $205,200, respectively.

(3) Regulatory Matters

Net Capital Requirement

The Company is a limited securities broker/dealer with FINRA and is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1.) Rule 15c3-1 requires maintenance of minimum net capital. Because the Company holds no customer accounts, the rule requires the Company to maintain net capital of no less than $5,000. As of December 31, 2014, the Company had net capital, as defined, of $84,508.

(4) Exemption from Reserve Requirements

Under SEC Rule 15c3-3(k)(1)(i), the Company is exempt from a requirement to maintain reserves for the exclusive benefit of its customers. As of and for the year ended December 31, 2014, the Company was in compliance with the conditions of this exemption.

(5) Commitments and Contingencies

The Company is involved in various legal proceedings, litigation, and threatened litigation arising in the ordinary course of business. In the opinion of management, based on current information, future developments involving the ultimate disposition of threatened litigation will not have a material effect on the financial position of the Company.

(6) Subsequent Events

The Company has evaluated subsequent events through February 27, 2015, the date the financial statements were available to be issued.

On October 29, 2014, the Company's ultimate parent, Tiptree Financial Inc., signed a definitive agreement to sell Philadelphia Financial Group, Inc. and subsidiaries, including Philadelphia Financial Distribution Company to PFG Acquisition Corp., an affiliate of the Tactical Opportunities Group of the The Blackstone Group L.P. The transaction, which is subject to regulatory approvals and other customary closing conditions, is expected to close in the third quarter of 2015.

SUPPLEMENTAL INFORMATION

PHILADELPHIA FINANCIAL DISTRIBUTION COMPANY

Schedule 1

Computation of Net Capital and Aggregate
Indebtedness under Rule 15c3-1 of the
Securities Exchange Act of 1934

December 31, 2014

Computation of net capital:		
Total stockholder's equity from statement of financial condition	$	122,951
Deduct stockholder's equity not allowable for net capital		—
Total stockholder's equity qualified for net capital		122,951
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of capital		—
Other (deductions) or allowable credits		—
Total capital and allowable subordinated liabilities		122,951
Deductions and/or charges:		
Nonallowable assets:		
Deferred income taxes		10,797
Prepaid expenses		27,646
Total deductions and/or charges		38,443
Net capital before haircuts on securities		84,508
Haircuts on securities (pursuant to Rule 15c3-1(f))		—
Net capital	$	84,508
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable	$	12,500
Items not included in statement of financial condition		—
Total aggregate indebtedness	$	12,500
Computation of basic net capital requirement:		
Minimum net capital required (based upon aggregate indebtedness)	$	833
Minimum dollar requirement		5,000
Net capital requirement		5,000
Excess net capital		79,508
Ratio aggregate indebtedness to net capital		14.79%

Reconciliation with Company's Computation of Net Capital on Form X-17A-5 as of December 31, 2014

There are no differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's unaudited Part II FOCUS Report filing as of the same date.

PHILADELPHIA FINANCIAL DISTRIBUTION COMPANY

Schedule 2

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
Securities Exchange Act of 1934

December 31, 2014

The Company claims an exemption from Rule 15c3-3 under Section (k) (1).

PHILADELPHIA FINANCIAL DISTRIBUTION COMPANY

Schedule 3

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the
Securities Exchange Act of 1934

December 31, 2014

The Company claims an exemption from Rule 15c3-3 under Section (k) (1).